June 25, 2012

H. Roger Schwall

John Cannarella

Mark C. Shannon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2010

Filed May 10, 2011

Response Letter Dated April 13, 2012

File No. 1-15006

Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:

I refer to your letter to Mr. Jiang Jiemin, dated May 11, 2012, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2011 (the “2010 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated May 11, 2012 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2010

1.	One of the items cited in your response one to our January 19, 2012 letter is the “Development Costs” you incurred through year-end 2010 for development activities in the Changqing Gas Region (Appendix A). You stated that these “Development costs consist of costs of surface infrastructure and development well investment.” Please furnish to us the figures for the surface infrastructure development costs that you incurred through year-end 2010 in the Changqing Gas Region and for each of the individual fields Sulige, Yulin and ZiMi.

The surface infrastructure development costs for the Changqing gas region and each of the Sulige project, the Yulin project and the Zi-Mi project from 2006 to the end of 2010 are set forth in Appendix A. The Company has requested the confidential treatment of Appendix A pursuant to 17 C.F.R. §200.83. (“Rule 83”).

2.	Rule 4-10(a)(31)(ii) of Regulation S-X states “Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.” Question 131.04 of the SEC Compliance and Disclosure Interpretations states that adoption of a development plan with respect to undeveloped reserves requires a final investment decision. Please tell us whether you have made a final investment decision to develop all the proved undeveloped reserves that you have attributed to the Changqing Gas Region. Access to C&DI is available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

The Company confirms that it has made a final investment decision to develop all the proved undeveloped reserves that it has attributed to the Changqing gas region. The Company further confirms that all of its projects in the Changqing gas region are being executed according to the development plan and there has been no material change to the Company’s investment decision. The Company believes the requirements under Question 131.04 of the SEC C&DI have been satisfied.

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Please do not hesitate to contact me if you have additional questions or require additional information. In addition, you may also contact Mr. Mao Zefeng (maozf@petrochina.com.cn; phone number: +86.10.59986262; fax number: +86.10.62099556) or our attorneys, Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099) and Chris Chen (chris.chen@shearman.com; telephone: +86.10.5922.8031; fax: +86.10.6563.6000), if you have any question about the Company’s 20-F in the future.

Very truly yours,

/s/ Li Hualin
Name:	Li Hualin
Title:	Company Secretary

Appendix A

[Rule 83 Confidential Treatment Requested]